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                                                                    Exhibit 99.1

                                  July 1, 1999

TO:      SHAREHOLDERS OF RESOURCE
         BANCSHARES MORTGAGE GROUP, INC.

Dear Shareholders:

         Enclosed is a revised Prospectus for the Resource Bancshares Mortgage Group, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Prospectus has been revised to reflect certain amendments to the Plan which became effective on July 1, 1999.

         The Plan originally provided that the purchase price for shares of RBMG common stock purchased through the Plan would be the average of the closing sales prices for the twenty days prior to the purchase date less 5% regardless of whether the shares were purchased directly from RBMG or on the open market. The Plan, as amended, provides that the purchase price for shares purchased directly from RBMG will be the average of the high and low sales prices of the RBMG common stock on the Nasdaq National Market on the last business day before the purchase date (less 5%) and the purchase price for shares purchased on the open market for any dividend payment date or with optional cash payments for a particular month will be the weighted average of the prices paid for all shares purchased for the Plan with the dividends paid on that dividend payment date or with the optional cash payments made for that month (less 5%). The Plan also has been amended in several additional respects, including to (i) eliminate RBMG's right to establish a minimum price for investment of optional payments in shares of RBMG common stock purchased directly from RBMG; (ii) provide for monthly rather than quarterly optional purchases; (iii) increase the maximum optional cash payment amount from $15,000 per quarter to $100,000 per calendar year; and
(iv) add an automatic monthly deduction feature which allows you to make voluntary investments by authorizing the Plan Administrator to debit your bank account. As an additional benefit, RBMG stock certificates, held in your name, may now be deposited into your Plan account. Shares represented by these certificates will be added to shares purchased through dividends or cash payments, and will appear on your statements as part of your account balance. This is an excellent safekeeping approach for your stock certificates, and new stock certificates may be requested whenever required.

         The enclosed Prospectus more specifically details all of the features of the Plan. If you are already a participant, no action is required on your part at this time unless you wish to participate in the automatic monthly deduction feature by completing and signing the enclosed authorization form and returning it in the postage paid envelope provided. However, if you wish to take advantage of any of the other new features, please send your written instructions to EquiServe, the Plan Administrator. If you are not now a participant but wish to join, you need only complete, sign and mail the enrollment card in the postage paid envelope provided.

         If you have any questions, please contact EquiServe at (800) 446-2617 or (201) 324-0498 or RBMG's shareholder relations department at (803) 741-3000 or (800) 933-2890.

                                                     Sincerely,